UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On August 23, 2023, Nayax Ltd. (the “Company”) filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”) which, following a subsequent extension, had a two-year term.

The Shelf Prospectus allows the Company to raise funds from time to time through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering.

On December 2, 2025, following the Company's request, the Israeli Securities Authority (the “ISA”) extended the term of the Shelf Prospectus through August 23, 2026 (the "Extension").

The Extension itself does not constitute a decision by the Company as to the offering of any securities, nor as to the scope, terms or timing of any such offering, and there is no certainty that such an offering will be made.

Securities, if offered pursuant to the Shelf Prospectus, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” of the Securities Act), absent registration under the Securities Act or without applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus and any supplemental shelf offering report, if made, will be made only in Israel, unless provided otherwise in a supplemental shelf offering report, subject to registration or exemption as aforementioned.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the ISA, including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File No. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: December 4, 2025